

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. Tim J. W. Tookey
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

> **Re:** **Lloyds Banking Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 13, 2010**
> **File No. 001-15246**

Dear Mr. Tookey:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Sharon Blume
Assistant Chief Accountant